Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

From the Denver Business Journal:

Envision CEO Bill Sanger discusses merger, future of health care

COURTESY OF ENVISION

Bill Sanger, president/CEO of

Envision and executive chairman of

the soon-to-be-announced Envision

Healthcare Corp.

The soon-to-be-combined Envision Healthcare Corp. will be able to take advantage of the changing health-care sector more nimbly than any comparable company before it, company executive Bill Sanger said in an interview with the Denver Business Journal.

It also could be just the first in a wave of consolidated health-care providers that can work more effectively with a similarly consolidating group of national health systems, he said.

In some of his most extensive comments since the June 15 announcement of the merger between Greenwood Village-based Envision (NYSE: EVHC) and Nashville-headquartered AmSurg Corp. (Nasdaq: AMSG), Envision president/CEO Sanger said consolidation of the health-care giants allows the new company to approach hospitals with a range of services no company has offered before — from transportation, to hospitalists, to increasingly sought-after post-acute care.

Envision is best known for its American Medical Response ambulance system and its EmCare physician division, while AmSurg brings a collection of ambulatory surgery centers and a group of anesthesiologists in particular to the table.

Though the company hasn’t been able to approach any health systems and offer its combined services yet, as shareholders of the two companies are not expected to approve the merger until later this year, the now-separate corporations already have been fielding a lot of calls from hospitals inquiring about additional services they can contract post-merger, Sanger said.

And that plays into a bigger effort by multi-state hospital chains to want to contract with one provider — or as few providers as possible — for their variety of needed services.

Doing so allows the systems to deal more easily with compliance issues to ensure quality from their contractors and to have accountability by the doctors and other health-care providers working in their facility, Sanger explained.

And with Envision being able to offer post-hospitalization care through its Evolution Health mobile health division, it can cover a full spectrum of care even outside the traditional hospital building at a time when the federal government is reducing payments to hospitals with an over-abundance of patients being readmitted shortly after their discharge.

“There are companies out there that can offer very similar vertical services, but they’re stand-alone,” Sanger said. “There is not a company that can provide the scale that we will be able to.”

Many facets of Envision are evolving in conjunction with the health-care sector, Sanger said. American Medical Response is one in particular that’s already starting to take on new roles and will diversify even more after the merger.

Traditional 911 calls for patients needing emergency transportation are on the decline, but non-emergency transportation is growing at an even greater rate, he explained. The number of elderly or poor patients who have access to a physician but no way to get there on their own has caused officials to think about how to reposition AMR to transport those people.

That transportation could take on even newer roles, Sanger added. Paramedics are likely to go to homes even more often to assess or provide care as a way to do it more cheaply than bringing a potentially less-acute patient to the emergency room each time they call, he said.

Because of this, officials at the new company will take a hard look at who they are hiring to provide care — and are likely to increase the ratio of non-doctors (advanced practice nurses, physician assistants, paramedics) to doctors that now exists, Sanger said. That way, it can staff up for services like telehealth and other areas where practitioners other than physicians can be used to improve outcomes.

“In North America, we’re so used to saying, ‘I’ve got a problem, let me go to my doctor,’” Sanger said. “You can provide better cost at lower care if you’re redesigning the system ... It’s really about making sure you use the right clinician in the right environment.”

One more redesign will be that to the role of Sanger, who has guided Envision in an executive position for the past 16 years. After the merger is completed, he will become executive chairman of the new company for one year while AmSurg president and CEO Chris Holden will run the day-to-day operations of Envision Healthcare Corp. Then Sanger will become chairman going forward.

The transitional role will allow him to impart knowledge of his company to Holden and to work on the big-picture strategy. In that position, he will look at even further untested ways that the company can evolve with the changing health-care scene and adjust its priorities further.

“We’re now in an environment — and I like this environment — that says you have to do more with less,” Sanger added. “Part of it is changing the business model and being able to have a size that’s adequate to measure and modify clinical care.”

Ed Sealover

Reporter

Denver Business Journal

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG has caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a preliminary joint proxy statement of Envision and AMSURG, and will also constitute a prospectus of New Amethyst. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the preliminary joint proxy statement/prospectus and any other relevant documents that are filed with the SEC when they become available because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary joint proxy statement/prospectus, and more complete information will be available in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.